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ReadyB, Inc.

ReadyB is a single app where anyone can HIRE or BE HIRED for any SERVICE or SKILL available to anyone wherever they currently are. Providers can combine rideshare with a service to increase their earnings. With 5 approved patents, ReadyB is in a prime position to disrupt the existing industries.

Consumer Software

in 🐦 f 📷   ⊙ Thousand Oaks, CA   ☐ Website



ⓘ We're considering raising capital through a Regulation Crowdfunding campaign on Fundify and are running a test the waters campaign to gauge Investor interest. During this test the waters campaign, (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through Fundify's platform; and (3) a prospective purchaser's indication of interest is nonbinding.

Summary

ReadyB is a simplified on-demand platform that safely and securely connects service consumers and service providers, in real-time anywhere in the world. ReadyB offers three revenue services: Hire or Be Hired, Live Video service, and Rideshare. With ReadyB, individuals can hire or be hired for a range of services and trades available in any user's area.

The ReadyB platform was created to provide a single, community-focused global platform for anyone to **HIRE** or **BE HIRED** for any service or skill (in person or virtual). The app assists clients with solving the numerous pain points and problems related to obtaining in-home services and employment. Finding a service you need in your area that charges a fair rate and is trustworthy is time-consuming and not always successful. ReadyB eliminates the hassle involved in exchanging services and makes the entire process fair, efficient, and safe.

Reasons to Invest

Investor Interest

Investors Interested
2

Funding Interest So Far
$150

Your Reservation
$100

Edit Reservation

Offering Terms

Funding Goal
$50,000 - $1,000,000

Security Type
SAFE

Min Investment
$10

Max Investment
$100,000

Valuation Cap
$7,500,000

Closing Date
Mar 31, 2022 4:36 PM


ReadyB is a newcomer to a 90 billion dollar gig/rideshare marketplace, with solid technology and a huge Los Angeles market.
ReadyB innovative technology is protected by five approved patents.
Our deep leadership team are experts in software development, advanced technology, business management, finance, and startup acceleration.
e: info@readyb.com // w: www.readyb.com
ReadyB

Problem

Problems that ReadyB solves

The biggest problems that ReadyB solves are unemployment, connecting a wide variety of service providers with consumers, eliminating unnecessary waste of time and earnings.

Common Problems for Consumers:

Time Ineffective and Costly: Consumers have a problem finding someone who they can hire. Many phone calls, emails, and other methods of communication are time costly when the possible provider takes several days to respond and to provide a quote.

Common Problems for Service Providers:

Unemployment: Skilled/passionate professionals are having the problem of not getting enough work.

Third-Party Commission: High commission rates for sales make it a hindrance to find affordable services through third-parties

Visibility: Providers need to be visible on listing sites where consumers can see their information.

Problems with Live Video Services:

The main problem with any other existing virtual platform is when the host wants to charge money for his virtual service. An example is live tutoring, where the individual needs to go through a 3rd party to make sure that each one of the participants made the payment.

Also, there is nothing that prevents anyone from joining any virtual service in case they have the right information for it. Security can be a big issue, especially when dealing with complicated matters over live video.

Problems with Ridesharing Apps:

The rideshare industry has taken the world by storm. Gone are the days of not being able to get where you need to go because of lack of transportation. But with a surge in popularity comes a surge in problems. In recent years, drivers for various rideshare companies have dealt with a plethora of issues. But the number one issue is:
DRIVERS ARE NOT EARNING ENOUGH MONEY.

Plus most drivers are not able to utilize all the skills they have.

For customers using rideshare services, they are faced with fees for services, airport drop-offs and pick-ups, absurd surge pricing, and venue fees. It all adds up, and most of these fees go to the company instead of the driver. After paying all those fees, customers can’t afford as much in tips, resulting in a direct loss of income to the driver.

Also, in current rideshare apps, users do not have the flexibility to have a choice in their routes stops they take along the way.

Solution

The ReadyB Solutions to Disrupt the Industries

ReadyB solution is a simple, free, and safe platform where anyone can provide any service anytime they want to work.

Hire a Service: allows customers to access a wide range of services in their vicinity. Exchanges are safe, simple, and allow for a one-to-one connection with the service provider.

For Consumers:

1. Register for the app as a consumer
2. Set the address location of the requested service.
3. Select any provider who is immediately available,
4. Wait for the provider quote and either approve or negotiate once.
5. When the provider arrives, customers then validate the provider's identity, and upon completion of service, sign and approve payment on the app.

For Service Providers:

1. Register as a provider, assign all the services you want to provide, set the preferred working distance & become available.
2. Wait for job notification.
3. Review the service information and provide a quote.
4. Wait for the consumer's approval and accept or reject.
5. Drive to the location, complete the work, and get paid directly to your bank account.

Live Video Services:

- Allows providers to schedule as many virtual sessions as they want, where they can set a price for each person who wants to participate and invite anyone via social media to reserve their spot in the Live Video Service.
- Consumers can use the shared QR code or the link to reserve their spot in that particular virtual service.
- Each person that appears in the screen of the provider, has already approved the charge for that amount. Once the provider completes the virtual service, the entire amount is wired to their bank account.

Rideshare:

- Allows you to safely travel from one destination to the next. The app allows you to locate the driver closest to your location, and can also prearrange rides. ReadyB's unique features make rideshare services vastly superior to those already existing.
- Custom Routes & Flexible Pickup/Drop-off Points
- Being able to hire for other services that can be performed at the end of the ride. Example: get picked up from a home improvement store and install the shelves that were purchased at the end of the ride (note: the combinations are endless).
- Using filters to select the best drivers or vehicles for the ride.

- Consumers can select their route to their destination
- The app will automatically connect the rider or the driver to a preset contacts and the local police in case of emergency (one of many approved patents by ReadyB)
- Drivers can assign all their vehicles to their driving profile and to select at any time which vehicle to use
- Drivers assign their own rates per each vehicle.
- Drivers can also provide unlimited skills/services on top of just riding. This can dramatically increase their possible earnings.
- At the end of each ride, <u>earnings are directly wired to your bank account</u>
- Above all else, our rideshare solution **benefits both drivers and riders**

Product

ReadyB products

ReadyB product is a simplified on-demand platform that safely and securely connects service consumers and service providers on all mobile devices.

Anyone can download the app for free, register, and start to work at the same moment.

Features

- Hire or be hired for any service/skill
- Live video services
- Rideshare Customization
- And many more innovative features are being implemented to disrupt existing industries!
- Each one can be combined
- Examples:
- Rideshare plus provide service at the end of the ride
- Rideshare and provide a live video service during the ride
- ReadyB is currently working on additional features that will revolutionize more industries. This approach will always keep ReadyB ahead of any potential competitors.

Our product

The Ready B Platform
ReadyB changes the game. The ReadyB platform is designed for the user. Three modes--all in the same app. You can choose between HIRE or BE HIRED. As a service provider, you always define your own rates. ReadyB* won't control how much you can charge. The final price is always set between you and your customer.

For customers, you can hire someone to take you somewhere or do work for you in the Hire section of the app. You can negotiate with the person you're hiring to reach a rate you both agree on. ReadyB* doesn't charge service fees, airport fees, or venue fees. Instead, ReadyB* keeps the app accessible and useful for everyone by charging a small commission from the total cost that the provider earns. Your funds are then transferred to your bank account *on the same day* that you do the service and/or ride. ReadyB is here to change the game in how rideshare services work. ReadyB* brings it back to the customer and provider and, as a result, makes independent contract work much better.



Use case example

Meet Susan

She lives in Los Angeles and is a writer. Like so many writers, she can get

The Problem

Uber is taking more and more of her money and she is

The Solution

Susan is now a member of Ready B and her life is taking a turn for the better. She has one

many writers, she can not
depend on her writing to
pay for all of her bills. That
is why she is trained as a
professional gardener.
Plus, to make ends meet,
she drives for Uber to
help pay her bills.

making less and less. Plus, she
wants to focus on her
gardening skills and get more
gardening work. She needs
more flexibility and efficiency,
she needs one platform that
can help her find work for all of
her work skills.

platform for all of her clients and work. Her
favorite job so far is with an elderly woman in
Pasadena who needs a ride every week to
the grocery store. Plus she needs her garden
tended. Susan can help her with both of her
work needs. With Ready B. hiring and being
hired is so easy. Plus there are no FEES from
Ready B. Susan declares her rate for both
jobs and the client agrees.

Business Model

ReadyB model

The model of ReadyB is to **connect consumers with providers in one simple platform.**

ReadyB is totally free and charges only a small percentage at the end of each completed service.

Giving Back

The core of the ReadyB model is to **give back to the community**. ReadyB accepts any small or large organisation and shares with them a small percentage (from the ReadyB overall commission) that was collected from the providers who assigned their profile to that organisation. We will create their business code where any provider who will register with this business code, will credit you with a 1% from the ReadyB commission for unlimited time and unlimited earnings

Each ReadyB user will get a unique code that can be shared with friends or family.

ReadyB's goal is to return back to the community as much as possible. This is always covered by generating new revenue streams that will increase the income of ReadyB.

Traction

ReadyB Patents

ReadyB owns five patents. These patents provide totally unique services to our customers and providers.

1st **APPROVED** patent is for the overall flow of the app. This provides the ability for consumers and providers to talk to each other without interference from the platform.

2nd **APPROVED** patent involves the review flow of the app. In the platform, customers can provide a review for the service provider and vice versa.

3rd **APPROVED** patent is an SOS feature. Both customers and service providers are able to inform priority contacts about whom they are going to meet.

4th **APPROVED** patent is the driving module patent. This service requires that drivers set their own rates for their driving and that the customer can select any driver based on his or her best fit to hire for the ride and ride + service.

5th **APPROVED** patent involves the entire creation and execution of Live Video Service. It is a completely unique method of virtual service that combines both a live video streaming platform as well as direct method of payment.


Current Development
- The core of the platform
- Daily downloads, and installs of new providers and consumers.
- Current average revenue of $2000 per month
- Approved patents
- Unique apprenticeship program.
- Revolutionary Rideshare includes many features that distinguish it from existing competitors.
- Direct customer service with personal touch.
In Person SERVICES
Revolutionary Rideshare
All in one Video Services
Can also be a combination of any feature into a single service

Competition

Uber, Lyft, TaskRabbit are among our competitors

There are several very well-established and funded competitors in the market. Capturing the market from them may be challenging due to high consumer brand loyalty, but we are confident that we have developed a **superior product** along with a **highly competent team**. With funding, we will be able to compete with the market leaders.

Our Advantages to Competition:

- Unique “help” program, allowing service providers to learn skills on the job.
- A range of services is offered that most competitors do not provide.
- Available in locations worldwide, in multiple languages.
- Extensive safety features and screening process.
- Allows for personal connections to be formed.
- Client and service provider negotiate fees.
- Innovative features to break into new industries

Depending on the locale we are targeting, there is often a niche market that we fit into, and we can adjust marketing messages to match.

Rates are set for services by the provider. ReadyB does not define the rates of services, which is unique among other service apps.

Market

The ReadyB market

ReadyB has a very wide range of audiences. It can range from a young kid who wants to earn money by providing small services to their neighbors or friends, and for elderly people who need money and have any type of passion, skill, or experience.

This is the main reason why most of ReadyB's expenses will be on marketing, to reach the wide variety of audiences that would benefit from our app.

Company Vision

The ReadyB vision

ReadyB's vision is to empower single parents and individuals to spend more quality time with their loved ones and to still have the same and even higher source of income.

By saying that, the ReadyB vision is not stopping at this point only! It also allows anyone to do what they love, whenever they want, by focusing on the freedom of earnings.

We also want to keep low commission rates while increasing the features in order to compensate the rates of commission.

Our mission

Free, safe, and simple, ReadyB was launched in 2019 focused on one single unique goal – to give freedom and opportunity to people who wish to spend more of their precious quality time with family – and make extra income when they want it, how they want it, on their own terms.



Press

Competitors in press

Competitor pricing:
https://www.cnbc.com/2021/08/31/why-uber-and-lyft-rides-are-more-expensive-than-ever.html

Uber showed drivers lower fares than passengers, blames California law it supported:
https://www.marketwatch.com/story/uber-showed-drivers-lower-fares-than-passengers-blames-california-law-it-supported-11627087679

You may be paying more for Uber, but drivers aren't getting their cut of the fare hike:
https://www.washingtonpost.com/technology/2021/06/09/uber-lyft-drivers-price-hike/

Security issues with Live Video services:
https://theconversation.com/zoom-security-ive-researched-problems-with-video-conferencing-for-years-heres-what-you-need-to-know-136330

Founders

Edan Mimran - CEO, creator and founder of ReadyB
Edan has the vision and goal to drastically affect people's lives by building and supporting local communities. Edan created the ReadyB platform to provide individuals the opportunity to be hired or to hire anywhere at any time. A computer geek at heart also runs a large-scale real estate firm He leads a team of 500 members generating over $100M in revenue. He holds extensive experience in recruiting, building and managing successful teams for better, more efficient execution.



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